Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

July 10, 2012

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios
File Nos.: 333-182019
Form N-14 regarding Reorganization of Becker Value Equity Fund, a series of Unified Series Trust into the Becker Value Equity Fund, a series of Professionally Managed Portfolios
Second Response

Dear Mr. Minore:

This correspondence is being filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) in response to your further oral comments provided on July 10, 2012, to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N-14 on June 8, 2012 (the “Registration Statement”) and Pre-Effective Amendment No. 1 filed July 9, 2012.  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of moving one existing series of the Unified Series Trust (the “Old Trust”) into a new series of Professionally Managed Portfolios (the “Trust” or “New Trust”).  Specifically, the New Trust is proposing that the Becker Value Equity Fund (the “Existing Fund”), a series of the Old Trust, be reorganized into Becker Value Equity Fund (the “New Fund”), a series of the New Trust.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.
On pages 11 and 18 of the Proxy Statement/Prospectus, if appropriate, please state unequivocally that there are no material differences between the valuation policies of the New Trust and the Old Trust.

The Trust responds by making the statement as suggested.

2.	If accurate, please confirm supplementally that the shareholder servicing fee for the New Fund is not subject to the requirements under Rule 12b-1 under the 1940 Act.

The Trust responds by confirming supplementally that the Shareholder Servicing Plan for the New Fund is not subject to Rule 12b-1 under the 1940 Act.

3.	Please clarify that the Trust intends to file a final Tax Opinion and Consent.

As provided under Item 17 of the Registration Statement, the Trust undertakes to file an opinion and consent of counsel supporting the tax consequences to shareholders discussed in the proxy statement/prospectus in a post-effective amendment to the Registration Statement.  The Trust clarifies that it intends to file such tax opinion within a reasonable time after the Reorganization currently scheduled for August 24, 2012.

4.	On page 7 of the Proxy Statement/Prospectus, please address, if applicable, the extent to which shareholders are losing any existing exchange privileges.

The Trust confirms supplementally that shareholders of the New Fund will not lose any privileges that they currently have with the Old Fund.  Currently, the disclosure in the Old Fund’s prospectus references a “Redemption or Exchange Fee,” but no such exchange privilege exists.  The disclosure of the New Fund’s prospectus removes any confusion on that point.

5.
On page 9 of the Proxy Statement/Prospectus, under Comparison of Fees and Expenses, please add disclosure indicating that with the reduction of Other Expenses in the New Fund, the investment adviser will experience an indirect benefit of absorbing a lower amount of the Fund’s expenses pursuant to the Operating Expense Limitation Agreement.

The Trust responds by adding disclosure regarding the benefit to the investment adviser as suggested.

6.
On page 10 of the Proxy Statement/Prospectus, under Performance Information, please revise the last sentence of the paragraph to state that the New Fund will be the accounting survivor and will adopt the financial statements of the Existing Fund.

The Trust responds by revising the last sentence as suggested.

7.
In the Statement of Additional Information, please add disclosure stating that upon consummation of the Reorganization, the New Fund will not sell shares to the public until it adopts the financial statements of the Existing Fund.

The Trust responds by adding the disclosure as requested to page 34 of the Statement of Additional Information under “Financial Statements.”

8.
On page 13 of the Statement of Additional Information, please clarify the definition of illiquid securities by adding the phrase “securities which are otherwise not readily marketable within seven days in the ordinary course of business, at the value carried on the Fund’s books.”

The Trust responds by adding the definition as requested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Paul Hastings LLP
Dee Anne Sjögren, Thompson Coburn LLP